Mail Stop 6010

October 20, 2006

Mr. Marshall Sterman
President and Chief Executive Officer
Bellacasa Productions, Inc.
68 Phillips Beach Avenue
Swampscott, MA 01907

> **Re:** **Bellacasa Productions, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 000-49707**

Dear Mr. Sterman:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant